CAGLE FOODS JV, L.L.C.

FINANCIAL STATEMENTS

As of and for the Year ended January 2, 1999 and December 27, 1997 and Independent Auditors Report




INDEPENDENT AUDITORS' REPORT


Steering Committee of Cagle Foods JV, L.L.C.


We have audited the accompanying balance sheet of Cagle Foods JV, L.L.C.
(the Company) as of January 2, 1999 and December 27, 1997 and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 2, 1999 and December 27, 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/S/ Deloitte & Touche LLP
Atlanta, Ga.
February 19, 1999


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CAGLE FOODS JV, L.L.C.

BALANCE SHEETS
(In Thousands)

                                     January 02, 1999      December 27, 1997
Assets
Current assets:
   Cash                              $            305        $           202
   Accounts receivable:
     Related parties                            6,925                 10,622
     Other                                      2,517                  2,600
                                      ---------------        ---------------
                                                9,442                 13,322

Inventories                                    16,717                 14,059
  Prepaid expenses                                306                    604
                                      ---------------        ---------------
Total current assets                           26,770                 28,087

Investment in affiliated companies              1,224                  1,752
Property, plant, and equipment:
  Land                                            923                    923
  Land improvements                             4,360                  2,235
  Buildings and building equipment             41,787                 40,849
  Machinery and equipment                      27,120                 22,078
  Furniture and fixtures                          578                    440
  Construction-in-process                         149                     77
                                      ---------------          -------------
                                               74,917                 66,602
  Less Accumulated depreciation                18,676                 13,793
 .                                     ---------------          -------------
 .                                              56,241                 52,809
Other assets                                    1,412                    801
 .                                     ---------------          -------------
                                      $        85,647          $      83,449
 .                                     ===============          =============
Liabilities and members' equity

Current liabilities:
  Accounts payable                     $        9,714          $       6,816
  Accrued expenses                              4,228                  4,315
  Current portion of long-term debt             7,000                  6,500
 .                                     ---------------          -------------
Total current liabilities                      20,942                 17,631

Long-term debt                                 22,850                 32,950

Members' Equity                                41,855                 32,868
 .                                     ---------------          -------------
 .                                      $       85,647          $     $83,449
 .                                     ===============          =============

See notes to financial statements.
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CAGLE FOODS JV, L.L.C.
STATEMENTS OF INCOME
(In Thousands)

 .                                               Year ended       Year ended

 .                                               Jan.2,1999       Dec.27,1997
                                            --------------    --------------
Net sales:
  Related parties                           $     179,564     $     184,979
  Other                                             6,510            13,361
 .                                           --------------    --------------
Total Net Sales                                   186,074           198,340

Cost of products sold                             165,110           177,874
Selling and administrative expenses                 4,343             1,763
 .                                           --------------    --------------
                                                  169,453           179,637
 .                                           --------------    --------------
Operating income                                   16,631            18,703

Other income (expense):
  Other income                                        421               439
  Rental Income                                     2,913                 0
  Interest expense                                 (2,628)           (2,451)
  Other expense                                    (2,392)           (2,493)
 .                                          ---------------    --------------
Net income                                 $       14,935     $      14,198
 .                                          ===============    ==============

See notes to financial statements.
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CAGLE FOODS JV, L.L.C.
STATEMENTS OF MEMBERS' EQUITY

(In Thousands)

                                    Executive     Cagle's,
                                   Holdings Ltd.   Inc.  	  Total
                                   ------------- ---------  --------
Balance - December 28, 1996         $    12,233  $ 12,233   $ 24,466

 Net Income                               7,099     7,099     14,198

 Distribution of income                  (2,898)   (2,898)    (5,948)
                                    ------------ ---------  ---------
Balance - December 27, 1997         $    16,434  $ 16,434   $ 32,868

 Net Income                               7,468     7,467     14,935

 Distribution of income                  (2,974)   (2,974)    (5,748)
                                    ------------ ---------  ---------
Balance - December 27, 1997         $    20,928  $ 20,927   $ 41,855
See notes to financial statements.
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CAGLE FOODS JV, L.L.C.
STATEMENTS OF CASH FLOWS

(In Thousands)
                                               Year ended          Year ended
                                               Jan.2,1999         Dec.27,1997
                                             ------------        ------------
Operating activities:
Net income                                   $     14,935        $     14,198
Adjustments to reconcile net income to
  net cash provided by operating activities:
    Depreciation and amortization                   5,049               4,375
    Undistributed income of affiliates               (425)               (401)
    Gain on sales of property, plant and equipment      6                 (39)
    Changes in operating assets and liabilities:
      Accounts receivable                           3,780              (5,225)
      Inventories                                  (2,658)              4,653
      Prepaid expenses                                298                (238)
      Other assets                                   (723)               (439)
      Accounts payable                              2,898                 750
      Accrued expenses                                (87)              1,186
                                             -------------       -------------
Net cash provided by operating activities          23,073              18,820

Investing activities:
Proceeds from the sale of property,
     plant, and equipment                              39                 129
Purchases of property, plant, and equipment        (8,413)            (16,942)
Distribution of Income from affiliates                953                   0
                                             -------------       -------------
Net cash used in investing activities              (7,421)            (16,813)

Financing activities:
Long-term borrowings                                8,000               8,625
Payments of long-term debt                        (17,600)             (4,851)
Distribution of income                             (5,949)             (5,796)
                                             -------------       -------------
Net cash used in financing activities             (15,549)             (2,022)
                                             -------------       -------------
Net decrease in cash and cash equivalents             103                 (15)
Cash and cash equivalents:
      Beginning of period                             202                 217
                                             -------------       -------------
      End of period                          $        305    $            202
          		                           =============       =============
Supplemental disclosures of cash flow
 Cash paid during the year for interest      $      2,783        $      2,741
 .                                            =============       =============
See notes to financial statements.
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Cagle Foods JV, L.L.C.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED

JANUARY 2, 1999 and DECEMBER 27, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Cagle Foods JV, L.L.C. (the "Company") was established as a Limited Liability Company on March 27, 1993 and is a joint venture between Cagle's, Inc. and Executive Holdings Ltd. The latest date at which the Limited Liability Company is to dissolve is 2022. The Company is engaged in the production and sale of processed chicken. Primarily all of the Company's sales are made to Executive Holdings Ltd. (see Note 3)

Inventories
Live field inventories are stated at the lower of cost or market, and breeders are stated at cost, less accumulated amortization. Breeder costs are accumulated up to the production stage. Such costs are amortized into hatching egg costs over the estimated production lives based on monthly egg production. Finished products, feed, medication and supplies are stated at the lower of cost or market determined by the first-in, first-out method.

Inventories at January 2, 1999 and December 27, 1997, respectively, consist of the following (in thousands):
                                               1998                  1997
                                             --------              --------
Finished products                            $  4,059              $  2,703
Field inventory, breeders, and eggs            10,975                10,237
Feed, ingredients, and medication               1,207                   826
Supply Inventory                                  476                   293
                                             --------              --------
                                             $ 16,717              $ 14,059
 .                                            ========              ========

Property, Plant, and Equipment
Property, plant, and equipment is stated at cost. Depreciation is computed principally by the straight-line method for financial reporting purposes over the following periods:
          Buildings and improvements                     3-30 years
          Machinery, furniture and equipment             3-17 years
          Vehicles                                       1-8  years


Other Assets
Other assets consist primarily of organizational costs and loan origination fees which are amortized on a straight-line basis over seven years. Accumulated amortization related to organization costs and loan origination fees was $841,000 and $729,000 at January 2, 1999 and December 27, 1997, respectively.
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Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivables, and accounts payable reflected in the financial statements approximate fair values because of the short-term nature of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the Company estimates that the carrying value of its long-term debt approximates fair value. The fair value of the interest rate swaps (see Note 2) is based on confirmation of the counter-party.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year-End
The Company follows a fiscal year which ends on the Saturday nearest to the end of the month of December.

Income Taxes
The Company is a Limited Liability Company and has received a ruling from the Internal Revenue Service which allows the Company to be treated as a partnership for income tax purposes. As a partnership, it is not subject to income taxes and the partners report their proportionate share of the income on their tax returns.

Interest Rate Swap Agreements
These agreements involve the receipt of a floating-rate of interest on long-term debt in exchange for fixed-rate of interest over the life of the agreements without an exchange of the underlying debt principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The fair values of the swap agreements are not recognized in the financial statements.

Derivative Instruments and Hedging Activities
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). This statement establishes accounting and reporting Standards for hedging activities. It requires that an enity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for the Company for year 2000. The company has not completed the process of evaluating the impact that will result from adopting SFAS 133. The company is therefore unable to disclose the impact that adopting SFAS 133 will have on its financial position and results of operations.
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2. LONG-TERM DEBT

Long-term debt at January 2, 1999 and December 27, 1997, respectively, consists of the following (in thousands):

                                                        1998              1997
 .                                                  -----------    ------------
Note Payable to Cagle's, Inc., variable
interest rate (7% at January 2, 1999
and 7.97% at December 27, 1997),
maturing on March 27, 2000                         $     1,400	 $     1,400

Notes payable to GA/KY Fundco LLC under a
term loan agreement, variable interest rate
(6.19% at January 2, 1999 and 6.78% at
December 27,1997) due in installments
commencing March 31, 1998 through Dec. 31,2002          26,450          32,950

Notes payable to GA/KY Fundco LLC under a
revolving credit agreement, variable
interest rate (6.19% at Jan. 2, 1999 and
6.78% at December 27, 1997
maturing on September 30, 2002                           2,000           5,100
 .                                                  -----------    ------------
                                                        29,850          39,450
Less amounts currently due                               7,000           6,500
 .                                                  -----------    ------------
Total long-term debt                               $    22,850      $    32,950

On November 7, 1997, GA/KY Fundco L.L.C. ("Fundco") (a 50% owned subsidiary) executed a loan agreement for a $95 million term loan facility and $30 million revolving loan facility at variable interest rates on the behalf of Cagle's-Keystone Foods L.L.C. ("Kentucky") (a related party) and the Company. This loan is guaranteed by the Company and Kentucky. The amount borrrowed by the Company is $33 million for the term loan facility and $15 million for the revolving loan facility. The proceeds were used to repay the existing term and revolving loans.

Fundco was established in 1997 as a 50%-owned subsidiary of both the Company and Kentucky. Fundco is a special-purpose entity set up for borrowing of funds from a group of banks to fund the capital needs of the Company and Kentucky. Fundco has no other operations.

Aggregate maturities of long-term debt during the years subsequent to January 2, 1999 under the term and revolving loan of Fundco related to the portion borrowed by the Company and the note payable to Cagle's, Inc. are as follows (in thousands):

Year Ended
January 1, 2000                                                   $ 7,000
December 30,2000                                                   10,400
December 29, 2001                                                   7,500
December 28, 2002                                                   4,950
                                                                  $29,850
 .                                                                 =======

The Company had incurred approximately $1,277,000 in loan origination costs related to the term loan and revolver which is being amortized on a straight-line basis over seven years (the term of the loan). Amortization expense related to the loan origination costs amounted to approximately $354,000 in 1998 and $165,000 in 1997.

The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its term and revolving note agreement which expire June 30, 2000. At January 2, 1999 and December 27, 1997, the Company had two outstanding interest rate swap agreements having an aggregate notional amount of $11.2 million and $18.2 million, respectively. The notional amount declines over the term of the swap agreement. Approximately ($77,745) and $8,847 in unrealized (losses)/gains exist on these agreements at January 2, 1999 and December 27, 1997, respectively. These agreements effectively fix the average interest rate on the Company's term and revolving loan agreements at 5.845% plus a spread based on the Company's debt-to-cash-flow ratio through 2000. Under the terms of the agreements, the Company makes payments at fixed rates and receives payments at variable rates based on LIBOR adjusted quarterly.

On December 31, 1997, Fundco, on behalf of the Company and Kentucky, entered into two interest rate swap agreements with expiration dates of December 31, 2002, which effectively fix the average interest rate on notional amounts of $23.5 million at 6.00% and $23.5 million at 5.98%, plus a spread based on the Company's debt-to-cash-flow ratio. These notional amounts change in the future based on amounts outstanding under the Company's term and revolving loan agreements. Under the terms of the agreements, the Company makes payments at fixed rates and receives payments at variable rates based on the three-month LIBOR rate. Approximately $53,098 in unrealized gains exist on these agreements at January 2, 1999. The Company does not intend to terminate these agreements prior to the maturity date. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. However, the Company does not anticipate nonperformance by the counter-parties.

At January 2, 1999 the Company had an unused standby letter of credit amounting to $500,000.

3. RELATED PARTY TRANSACTIONS

Sales to the Company's owners (Executive Holdings Ltd./Keystone Foods Corporation and Cagle's, Inc.) represented 96.0% and 93.3% of net sales during the year ended January 2, 1999 and December 27, 1997, respectively. The Company sells deboned chicken at cost plus $.03 per eviscerated pound to Executive Holdings Ltd. The Company also sells other chicken components at market price to Cagle's, Inc.

Executive Holdings Ltd. and Cagle's, Inc. both charge the Company administrative service fees based on the Company's volume of production. The Company pays Cagle's, Inc. for computer processing services for which it charges a fee based on the Company's volume of production.

Sales, expenses and balances with related parties for 1998 and 1997 are summarized as follows (in thousands)

Cagle's
                                              Executive      Cagle's    Keystone
                                             Holdings Ltd.     Inc.         LLC
1998
  Sales                                        $157,707      $20,887         970
  Rental income for further processing plant      2,913            0           0
  Administrative service and other fees           1,196        1,515           0
Balances at year end:
  Accounts receivable                             5,342          865         718
  Note payable                                        0        1,400           0

1997
  Sales                                        $160,972      $24,007      $    0
  Administrative service and other fees           1,247        1,579           0

Balances at year end:
  Accounts receivable                             7,182        2,253       1,187
  Note payable                                        0        1,400           0

The Company entered into a lease agreement beginning January 1, 1998 with Keystone Foods for the Company's further processing facility for a period of 10 years at an annual rental amount of $2,912,500. The property, plant, and equipment associated with this lease as of January 2, 1999 are as follows:

Land                                                               $   100
Building                                                            21,131
Machinery & Equipment                                                3,914
 .                                                                  --------
 .                                                                   25,145
Less accumulated depreciation                                       (1,005)
 .                                                                  --------
Net leased property                                                $24,140


4.	COMMITMENTS AND CONTINGENCIES
The Company leases machinery and equipment under operating leases. The leases for the machinery and equipment require payments of contingent rentals based on usage in excess of a specified minimum, and future rental payments may be adjusted for increases in maintenance and insurance above specified amounts. Rent expense for the years ended January 2, 1999 and December 27, 1997 was approximately $3,974,000 and $471,000, respectively.

Future minimum payments under noncancelable operating leases with initial terms of one year or more, including payments made on the behalf of Keystone by the Company, consisted of the following at January 2, 1999 (in thousands):

       January 1, 2000                              3,765
       December 30, 2000                            3,720
       December 29, 2001                            3,632
       December 28, 2002                            3,895
       Thereafter                                  10,640
                                                 --------
                                                  $25,652

During 1994, the Company entered into an agreement with the City of Camilla, Georgia whereby the City agreed to construct a water tower and wastewater treatment system primarily for the Company. The Company has agreed to service the debt incurred by the City to construct these facilities under the condition that the City provide adequate water and wastewater treatment services. If the City is unable to provide water and waste water treatment services, the Company is not obligated to repay the debt. The cost and related debt associated with these facilities was approximately $10.1 million. The Company has agreed to make annual debt service payments of approximately $746,000 through May 2016.

During 1995, the Company entered into an agreement with the City of Camilla, Georgia whereby the City agreed to construct a power substation primarily for the Company. The Company has agreed to service the debt incurred by the City to construct these facilities under the condition that the city provide an adequate power supply to the processing plant. If the City is unable to provide an adequate power supply, the Company is not obligated to repay this debt. The total cost and debt associated with these facilities was approximately $205,000. The Company has agreed to make annual debt service payments of approximately $41,000 through June 2005.

The Company has entered into an agreement with the City of Camilla, Georgia to construct an additional wastewater treatment facility to service the processing plant including the planned expansion. Under the terms of the agreement, the Company is responsible for the estimated total cost of the facility of approximately $2.1 million less any grant money received by the City of Camilla to fund this project. During 1996, the Company incurred approximately $619,000 in costs to be reimbursed by the City. During 1997, the Company received reimbursements totaling approximately $482,000. The remaining amounts were received during 1998. The Company will be required to reimburse the City over a twenty-year period for costs incurred in excess of grants received. Additionally, the Company will be required to pay for the maintenance and operations of the facility.

5.	INVESTMENTS IN UNCONSOLIDATED AFFILIATES
At the date the Company was formed (March 27, 1993), Cagle's, Inc. transferred their investment of approximately $894,000 (50% of the outstanding stock) in a grain elevator corporation to the Company. The investment is being accounted for under the equity method. The unaudited undistributed income for the years ended January 2, 1999 and December 27, 1997 from this affiliate allocated to the Company was approximately $363,000 and $416,000, respectively. The Company received distributions of $945,000 during 1998. The Company purchased, at prices approximating market, $53.4 million and $70.2 million in feed ingredients from this affiliate during 1999 and 1997, respectively.


Effective December 1995, Cagle's Inc., Executive Holdings, L.P., and the Company formed Cagle Foods Credit, L.L.C. (the "Credit Company"). Each Company made capital contributions of $3,000. Effective July 1, 1998, Cagle's-Keystone Foods, L.L.C. became a member of the Credit Company, at which time Cagle's -Keystone made a capital contribution of $14,000. The Credit Company was formed for the purpose of financing the facilities of the Company's and Cagle's-Keystone Foods' contract growers. The investment is being accounted for under the equity method. The undistributed income/(loss) from this affiliate allocated to the Company was approximately $63,000 in 1998 and ($15,000) in 1997. The Company received distributions of $12,000 during 1998.

The Credit Company executed a loan agreement for a $37.7 million revolving loan facility at variable interest rates. The Company and Kentucky have guaranteed the borrowings under the loan agreement. The Credit Company has received advances of approximately $20.3 million on the revolving loan facility as of January 2, 1999. The Credit Company has consumer loans receivable of approximately $18.4 million at January 2, 1999.

6.	BENEFIT PLANS
Substantially all of the Company's union employees are covered by a union-sponsored multi-employer defined benefit plan to which the Company contributes amounts specified by the union contract. A separate actuarial valuation for this plan is not made for the Company. Accordingly, information with respect to accumulated plan benefits and net assets available for benefits is not presented. Under the Employee Retirement Income Security Act of 1974, as amended in 1980, an employer upon withdrawal from a multi-employer plan is required, in certain cases, to continue funding its proportionate share of the plan's unfunded vested benefits. As of November 1, 1997, the union contract was renegotiated and as a result, pension benefits were increased by approximately 25%. Amounts paid for pension benefits for union employees totaled approximately $356,000 in 1998 and $234,000 in 1997.

The Company also has a 401(k) retirement plan for employees not covered under the collective bargaining agreement. Under the plan, the Company contributes up to 2% of participating employees' salaries. Amounts contributed by the Company to the 401(k) plan totaled approximately $42,000 in 1998 and $39,000 in 1997 .